

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2011

Via E-mail
Martin A. Mattingly
Chief Executive Officer
Trimeris, Inc.
2530 Meridian Parkway, 2nd Floor
Durham, North Carolina 27713

> **Re: Trimeris, Inc.**
> **Registration Statement on Form S-4**
> **Amendment No. 2 filed September 16, 2011**
> **File No. 333-175512**

Dear Mr. Mattingly:

We have reviewed your amended registration statement and response letter each filed September 16, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Trimeris Financial Forecasts, page 82

1. Please expand your disclosure to disclose that the Acquisition Scenario assumes that there will be a net loss carryover offset such that no taxes will need to be paid through 2021.

Synageva Financial Forecasts, page 85

2. Please revise your disclosure of Synageva's Net Income / (Loss) for 2011 through 2021 to be consistent with the projections provided to the Staff on August 22, 2011. Alternatively, please advise us why the projected information is different than the information provided to the Staff. In the event multiple projections were provided to MTS Securities in connection with its financial analysis, please provide the copies of the all projections provided.

<u>Trimeris Security Ownership of Certain Beneficial Owners and Management, page 223</u>
<u>Synageva Security Ownership of Certain Beneficial Owners and Management, page 225</u>
<u>Security Ownership of Certain Beneficial Owners and Management of the Combined Company Following the Merger, page 227</u>

3. Please revise these tables to present the information as of the most recent practicable date. See Item 403 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact John Krug, Senior Counsel, at (202) 551-3862, Jennifer Riegel, Special Counsel, at (202) 551-3575, or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey Riedler
Assistant Director

cc: Carl R. Sanchez, Esquire
     Paul, Hastings, Janofsky & Walker LLP
     4747 Executive Drive, 12th Floor
     San Diego, California 92121